Ohio Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

Ohio Phase-In Recovery Funding, LLC
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

June 24, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Rolaine S. Bancroft, Esq. and David Beaning, Esq.

Re:	Ohio Power Company
Ohio Phase-In Recovery Funding LLC
Registration Statement on Form S-3
File Nos. 333-188745 and 333-188745-01

Ladies and Gentlemen:

Ohio Power Company and Ohio Phase-In Recovery Funding LLC (collectively, the “Registrants”) jointly thank you for your letter of comments dated June 18, 2013 (the “Letter”) that relate to the Form S-3 registration statement referenced above (the “Registration Statement”).

We have revised the base prospectus and the prospectus supplement in response to the Letter, and have also made other related revisions and updating changes where appropriate, and we have, concurrently with the delivery of this letter, filed an Amendment No. 1 to the Registration Statement reflecting these responses.  We have also attached to this letter marked pages from the Registration Statement showing the relevant changes.

Registration Statement on Form S-3

COMMENT:

General

1. We note your disclosure on pages S-3 and 32 regarding your other affiliated issuing entities. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes

Rolaine Bancroft, Esq. et al.
June 24, 2013

for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

We confirm that the depositor and each issuing entity previously established by the depositor and its affiliates have been current and timely with the applicable Exchange Act reporting for the last 12 months.  The only affiliates of the depositor that have previously issued asset-backed securities involving the same asset class (i.e., transition property or similar property under other state laws) are (i) AEP Texas Central Transition Funding LLC, or “TCC Funding I,” whose CIK code is 0001099204; (ii) AEP Texas Central Funding II LLC, or “TCC Funding II,” whose CIK code is 0001366928 and (iii) AEP Texas Central Funding III LLC, or “TCC Funding III,” whose CIK code is 0001539816.  TCC Funding I, which filed a Form 15 on January 22, 2003, is not currently subject to reporting obligations under the Exchange Act.

COMMENT:

2.  Please file your exhibits with your next amendment. Please also remove the reference to Item 601(b)(1) of Regulation S-K in your footnote. Lastly, please confirm that all finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

RESPONSE:

The reference to Item 601(b)(1) of Regulation S-K in the footnote has been deleted per your request.  Drafts of the exhibits that had not been filed with the initial filing of the Registration Statement were filed concurrently with the Amendment No. 1 to the Registration Statement, including unqualified legal and tax opinions.  We believe the filed exhibits are in substantially final form and confirm that such exhibits will be updated and filed prior to or contemporaneously with a final prospectus if there are material changes.  We further confirm that conformed copies of all executed agreements and legal and tax opinions will be filed as exhibits to a Current Report on Form 8-K within four business days of the closing date as required under applicable Commission rules.

COMMENT:

3. Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

RESPONSE:

We confirm that the offered securities will be investment grade securities.

Rolaine Bancroft, Esq. et al.
June 24, 2013

COMMENT:

4. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

RESPONSE:

The prospectus of the Registration Statement has been revised to add the separately captioned section per your request.

COMMENT:

Cover Page

5.  We note that the issuing entity will be Ohio Phase-In-Recovery Funding LLC and it does not appear that you contemplate issuing securities from any other issuing entity at any other time; therefore, it does not appear that you will conduct more than one delayed offering using this registration statement. Please tell us whether this registration statement contemplates only one offering of bonds.

RESPONSE:

The Registrants will issue all of the bonds in a single offering.

COMMENT:

6. Please revise your cover page and throughout the prospectus, as appropriate, to identify the depositor as defined in Item 1101(e) of Regulation AB.

RESPONSE:

The Registration Statement has been revised per your request.

COMMENT:

Use of proceeds, page S-4

7. We note your disclosure here regarding the use of proceeds, but could not locate disclosure required by Item 1107(j) of Regulation AB. Please revise or advise.

RESPONSE:

We have revised the “Use of Proceeds” section in the prospectus and added a new “Use of Proceeds” section in the form of prospectus supplement in the Registration Statement to reflect the disclosure contemplated by Item 1107(j) of Regulation AB.

Rolaine Bancroft, Esq. et al.
June 24, 2013

COMMENT:

Average life profile, page S-4

8. Please revise to explain what you mean by “Stable.”

RESPONSE:

We have deleted the word “Stable” and have allowed the remaining language describing the limits on prepayment to speak for itself.

COMMENT:

Prospectus

Cautionary Statement Regarding Forward-Looking Information, page 1

9. Please delete your reference to forward-looking statements as the provisions do not apply to you at this time.

RESPONSE:

We have deleted the reference in the Registration Statement per your request.  We reserve the right to include this language in any preliminary or final prospectus filed pursuant to Rule 424, since Ohio Power Company is currently a reporting company under the Exchange Act.

COMMENT:

The Collateral, page 6

10. While we note that the principal asset securing the bonds will be phase-in recovery property, we also note the various types of collateral that will also secure the bonds. Please confirm that if any of the underlying collateral will be securities, you will comply with the requirements of Rule 190 of the Securities Act.

RESPONSE:

We confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 of the Securities Act.  The only types of collateral other than the phase-in-recovery property consist of contract rights under the various documents, the Capital Subaccount established to hold the initial capital contribution to the equity account, and the other accounts held with the Indenture Trustee into which collections of the property are held pending distributions of the same to bondholders.  The funds in such accounts may be invested in Permitted Investments as described in the Registration Statement.

***

Rolaine Bancroft, Esq. et al.
June 24, 2013

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Kevin J. Hochberg at Sidley Austin LLP, at 312-853-2085, or by e-mail at khochberg@sidley.com,  if you have any questions or further comments.

Very truly yours,

OHIO POWER COMPANY

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer

OHIO PHASE-IN-RECOVERY LLC

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer